

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Xavier D. Williams
Chief Executive Officer
American Virtual Cloud Technologies, Inc.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

> **Re: American Virtual Cloud Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 15, 2021**
> **File No. 001-38167**

Dear Mr. Williams:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jason Simon, Esq.